FORM 18F-1


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


              NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1 UNDER
                       THE INVESTMENT COMPANY ACT OF 1940


                               Orchard Series Fund
                            Exact Name of Registrant


         The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such rule is in effect unless the Commission by order upon application permits the withdrawal of this notification of election.

         Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the City of Englewood and the State of Colorado on the 21st day of January , 2000.



ORCHARD SERIES FUND



By: /s/ J.D. Motz
J.D. Motz, President




Attest:  /s/ Beverly A. Byrne
         Beverly A. Byrne, Secretary